CtW INVESTMENT GROUP


February 25, 2013

Re: Please Vote AGAINST the Re-election of Directors Thompson and Hammergren and AGAINST the Ratification of Ernst & Young as the independent auditor.

Dear Hewlett-Packard Shareholder:

We urge you to vote AGAINST the re-election of directors G. Kennedy Thompson and John L. Hammergren, and to vote AGAINST ratification of Ernst & Young LLC as independent auditor at Hewlett-Packard's (NYSE:HPQ) annual meeting on March 20, 2013. Despite membership changes, we believe the board is hobbled by years' worth of poor judgment, lack of accountability and weak oversight of critical functions. Since last year's meeting, the company has announced approximately $17 billion in write-downs associated with past acquisitions, including $8.8 billion attributable to the 2011 acquisition of Autonomy, Plc./1/ Moreover, the board continues to neglect what we view as the conflicted relationships with independent auditor Ernst & Young: HP pays Ernst & Young non-audit fees equal to 40% of total fees, twice the average for public companies. Institutional shareholders have long been concerned that high non-audit consulting fees may compromise auditor independence and audit quality. We are concerned that by allowing such high non-audit payments to Ernst & Young, the HP board may have compromised the effectiveness of the outside audit function.

As outlined below, directors G. Kennedy Thompson and John L. Hammergren bear significant responsibility for the continued strategic and governance challenges the company faces, while Ernst & Young's conflicted relationship threatens the integrity and objectivity of the audit function at a critical time for the company.

The CtW Investment Group works with pension funds sponsored by affiliates of Change to Win - a federation of unions representing over six million members
- to enhance long-term shareholder value through active ownership. These funds invest over $200 billion in the public equity markets, and are substantial HP shareholders.

JOHN L. HAMMERGREN, as Chairman of the Finance & Investment committee since 2007, bears particular responsibility for HP's string of unsuccessful acquisitions as well as for the flawed process leading to the Autonomy merger. During Mr. Hammergren's tenure HP has pursued acquisitions including EDS, Palm, and Autonomy that have resulted in approximately $19 billion in write downs, strongly suggesting that HP was overpaying for these companies. Moreover, Mr. Hammergren supported the Autonomy acquisition despite his misgivings about the deal, the repeated increases in cost, and the compressed due diligence timeline. Given both that Mr. Hammergren is the longest serving director on the HP board, and that he is himself a CEO, we believe that he has been unduly deferential to the HP CEOs with whom he has dealt. It is precisely this apparent culture of deference that HP's board needs to disestablish in favor of genuine director independence.

___________________

/1/ Hewlett-Packard 10K, December 17, 2012, pgs. 104-109.


       1900 L Street, NW, Suite 900 Washington, DC 20036 | 202-721-0660

                          www.ctwinvestmentgroup.com

G. KENNEDY THOMPSON, as an Audit Committee member since 2006 and current Audit Committee Chairman, as well as past member of the Finance and Investment Committee (2010-2011), bears primary responsibility for the board's willingness to tolerate unusually high non-audit fees paid to Ernst & Young, HP's independent auditor. As we noted in our January 17 letter, 2 HP's non-audit fee payments regularly exceed 40% of its total payments to Ernst & Young, twice the average for all publicly traded companies and even further above the level of non-audit fees paid by competitors Dell and Apple. These non-audit fees include payments for tax advisory services that landed HP before the Senate Permanent Investigations Subcommittee this past year, and which create what we view as an especially clear conflict of interests, as Ernst & Young is in a position to approve of accounting judgments with respect to deferred tax liabilities that it itself recommended to HP. Finally, as a director Mr. Thompson bears partial responsibility for the Autonomy transaction and other failed deals.

ERNST & YOUNG, LLC: We have grave concerns over HP's unusually extensive use of its outside auditor to provide non-audit consulting services, which in our view threatens both the appearance and actuality of auditor independence. These concerns are only reinforced by events including the Senate Permanent Investigations Subcommittee's hearings on HP's tax practices, and the nearly $17 billion EDS and Autonomy write-downs.

We urge you to join us in restoring accountability to Hewlett-Packard's board by voting AGAINST DIRECTORS JOHN L. HAMMERGREN AND G. KENNEDY THOMPSON, AND AGAINST RATIFICATION OF ERNST & YOUNG LLC AS INDEPENDENT AUDITOR. If you would like to discuss our concerns directly with us, please contact us at
(202) 721-6060.

Sincerely,


/s/
Richard Clayton
Research Director, CtW Investment Group


/2/ Available at: http://www.ctwinvestmentgroup.com/fileadmin/group_files/ CtW_to_HP_Final_1-17-13.pdf

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          Do not send us your proxy card as it will not be accepted.